Exhibit 99.19
The business combination is made for the shares of IsoTis S.A., a Swiss company, that are listed on SWX Swiss Exchange, Euronext Amsterdam and the Toronto Stock Exchange. The business combination is subject to the disclosure requirements of Switzerland, which requirements are different from those of the United States. U.S. shareholders should be aware that, to the extent permissible, IsoTis, Inc. may purchase shares of IsoTis S.A. otherwise than pursuant to the business combination, such as in open market or privately negotiated purchases.

June 18, 2007
Irvine, California
Dear Shareholder,
Enclosed please find an invitation to the Extraordinary General Meeting (“EGM”) of ISOTIS SA which will be held on July 23, 2007, at the Hotel Alpha-Palmiers in Lausanne/Switzerland.
There is one single item on the agenda: vote on the motion to approve the squeeze-out merger discussed in more detail in this letter and in the invitation to the meeting. IsoTis, Inc., owner of more than 90% of the shares in ISOTIS SA, has resolved to vote in favor of the motion. This resolution is consistent with IsoTis, Inc.’s and ISOTIS SA’s communications and public disclosures since the start of the Exchange Offer on December 15, 2006. The meeting will be chaired by one member of the ISOTIS SA management, no Board members or other members of the management are expected at the meeting. The EGM will start at 9:00 am and is expected to end around 9:30 am.
The EGM is called with the sole purpose to pass a motion to merge ISOTIS SA with IsoTis International SA, which will lead to a squeeze-out merger as described in the Exchange Offer prospectuses and in the numerous communications by IsoTis since the launch of the Exchange Offer on December 15, 2006. The Exchange Offer was accepted by the great majority of the ISOTIS SA shareholders, and IsoTis, Inc., obtained more than 90% of the shares in ISOTIS SA. IsoTis, Inc., will cast its decisive vote in favor of the motion to effect the squeeze-out merger.
In consideration of the merger of ISOTIS SA into IsoTis International SA, a wholly-owned subsidiary of IsoTis, Inc., all of your ISOTIS SA shares will automatically be exchanged for shares of IsoTis, Inc., on the same conditions as shareholders received in the Exchange Offer, namely one share in IsoTis, Inc., for every 10 shares in ISOTIS SA.
It is also the intention of IsoTis, Inc., to simultaneously delist the ISOTIS SA shares (whereby ISOTIS SA, as of the squeeze-out merger, will cease to exist and its shares will cease to be publicly traded) from SWX Swiss Exchange, Euronext Amsterdam, and from the Toronto Stock Exchange. As a result of this final step in the Exchange Offer, the former shareholders of ISOTIS SA will have received shares in IsoTis, Inc., that are listed on the NASDAQ Global Market. We expect the squeeze-out merger to be approved on July 23, 2007 and we expect the new IsoTis, Inc., shares to be delivered to you on or around July 27, 2007.
Sincerely yours,

Pieter Wolters President & Chief Executive Officer IsoTis, Inc., and ISOTIS SA	James S. Trotman Chairman of the Board of Directors IsoTis, Inc., and ISOTIS SA